Exhibit 3.3

FERRELLGAS, L.P.

FIRST AMENDMENT TO THE

FIFTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

FERRELLGAS, L.P.

Ferrellgas, Inc., a Delaware corporation and general partner (“General Partner”) of Ferrellgas, L.P. (the “Partnership”), a limited partnership organized under the Delaware Revised Uniform Limited Partnership Act, 6 Del C. §§ 17-101, et seq., does hereby certify that:

1.On January 11, 2021, Ferrellgas Partners, L.P., a Delaware limited partnership and 99% limited partner in the Partnership, filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware, pursuant to which it commenced a voluntary bankruptcy case, Case No. 21-10021 (MFW) (the “Bankruptcy Case”). On December 10, 2020, the Partnership and Ferrellgas Partners, L.P. entered into that certain Transaction Support Agreement with certain Ferrellgas Partners, L.P. bondholders that contemplated the issuance of the Senior Preferred Units and related PIK Units that are being authorized by this Amendment.

2. On or before the Effective Date, the Board of Directors of the General Partner, pursuant to the authority conferred upon the General Partner by Section 4.3(c) of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (as such may be amended, modified or restated from time to time, the “Partnership Agreement”), duly adopted the following resolution:

“RESOLVED, that pursuant to Article IV of the Fifth Amended and Restated Agreement of Limited Partnership of Ferrellgas, L.P. (“Partnership”), Ferrellgas, Inc., as sole General Partner of the Partnership, hereby authorizes the creation of a new class of Partnership Interest designated as Senior Preferred Units consisting of 700,000 preferred units that are hereby created and authorized for issuance by the Partnership, and an unlimited amount of related PIK Units (solely to the extent provided in Exhibit A to the First Amendment to the Fifth Amended and Restated Agreement of Limited Partnership), with the preferences, rights, privileges and other terms as set forth in Exhibit A to the First Amendment to the Fifth Amended and Restated Agreement of Limited Partnership.”

IN WITNESS WHEREOF, this First Amendment to the Fifth Amended and Restated Agreement of Limited Partnership shall be made effective as of the Effective Date, as such term is defined in Exhibit A.

Ferrellgas, Inc.
General Partner

By:	/s/ Brian W. Herrmann
Brian W. Herrmann
Interim Chief Financial Officer and Treasurer

2

EXHIBIT A

TO THE

FIRST AMENDMENT TO THE

FIFTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

FERRELLGAS, L.P.

Section 1.Amendment; Effective Date. The Senior Preferred Units consisting of 700,000 units to be issued at a purchase price of $1,000 per Senior Preferred Unit (“Purchase Price”) are hereby created and designated as a new series of Partnership Interest of the Partnership. Each Senior Preferred Unit shall be identical in all respects to each other Senior Preferred Unit. PIK Units may be issued without limitation on number in accordance with this Amendment at the PIK Unit Value. The effective date (“Effective Date”) of this Amendment shall be March 30, 2021.

Section 2.Interpretation. This Amendment shall be annexed to, and constitute a part of, the Partnership Agreement of the Partnership, provided however, notwithstanding anything in the Partnership Agreement to the contrary, the Senior Preferred Units and PIK Units shall have only the preferences, rights, privileges and other terms as specifically provided in this Amendment. To the extent that the terms in this Amendment conflict with any terms in the Partnership Agreement, the terms in this Amendment shall control. Capitalized terms used and not defined in this Amendment shall have the meanings ascribed thereto in the Partnership Agreement. If the same term is defined in this Amendment and in the Partnership Agreement, the definition in this Amendment shall control. Section references herein are to Sections of this Amendment unless otherwise indicated.

Section 3.Definitions. As used herein:

“2021 Indentures” shall mean those certain Indentures, each dated as of March 30, 2021, among the Partnership, Ferrellgas Finance Corp. and U.S. Bank National Association, as trustee, as in effect on the Effective Date.

“Additional Amounts” shall have the meaning set forth in the side letter set forth on Schedule III and entered into as of the Effective Date by the Partnership with the Ares Holders party thereto.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, (i) that the Partnership and its subsidiaries shall not be deemed to be Affiliates of any Senior Holder or any of their Affiliates solely as a result of their holding Senior Preferred Units or PIK Units; and (ii) “portfolio companies” (as such term is customarily used in the private equity industry) of funds managed or advised by any Affiliate of any Senior Holder shall not be considered to be Affiliates of any Senior Holder or any of its Affiliates.

“Amendment” shall mean this First Amendment to the Partnership Agreement.

“Applicable IRR” shall mean 12.25%. If at the time of any Distribution in Redemption the Partnership has issued PIK Units in lieu of any cash distributions on more than four Quarterly Distribution Dates, the foregoing rate shall be increased by 150 basis points.

“Ares Holders” shall mean those Initial Holders that are Affiliates of Ares Management LLC, together with their Permitted Transferees.

“Ares Replacement Director” shall have the meaning set forth in Section 8(b).

“Asset Sale” shall have the meaning set forth in the Revolving Credit Agreement, as in effect on the date of this Amendment.

“Available Cash” shall have the meaning set forth in the Partnership Agreement, as in effect on the date of this Amendment.

“Board” shall mean the Board of Directors of the General Partner.

“Capital Lease” shall have the meaning set forth in the Revolving Credit Agreement, as in effect on the date of this Amendment.

“Change of Control” shall mean the occurrence of any of the following events: (i) the sale, lease, transfer, conveyance or other disposition (including by way of merger, consolidation or amalgamation or by operation of law), in one or a series of related transactions, of all or substantially all of the assets of the Partnership and its subsidiaries taken as a whole; (ii) the dissolution or liquidation of the Partnership; (iii) the consummation of any transaction as a result of which one or more Related Parties (or the holders of Class B Units who acquire the sole general partner interest in the Partnership, pursuant to Section 3 of the Contingent Acquisition Agreement as in effect on the date of this Amendment) ceases to exercise control of the Partnership as the sole general partner of the Partnership, whether due to the sale, assignment or other transfer to other than a Related Party of the sole general partner interest in the Partnership or due to the sale or other transfer to, or acquisition by, a person other than a Related Party of a majority of the voting equity in the General Partner; and (iv) the removal of the General Partner as a general partner of the Partnership, except for cases in which any successor general partner is a Related Party. Notwithstanding anything to the contrary herein, the acquisition by the holders of the Class B Units issued by Ferrellgas Partners, L.P of the sole general partner interest in the Partnership, pursuant to Section 3 of the Contingent Acquisition Agreement as in effect on the date of this Amendment, shall not be deemed a Change of Control, unless at the time of such acquisition, a majority of the Class B Units are held, directly, indirectly or beneficially by a Competitor, or an entity set forth on the list agreed to by the Partnership on the Effective Date, or any group containing the foregoing.

For purposes of this definition, the phrase “group” is within the meaning of Section 13(d) or 14(d) of the United States Securities Exchange Act of 1934, as amended from time to time, but excluding any employee benefit plan of such “group” and its subsidiaries and any Person acting in its capacity as trustee, agent or other fiduciary or administer of any such plan.

“Class B Units” shall mean Class B Units of Ferrellgas Partners, L.P., as defined in the MLP Partnership Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competitor” shall mean any Person listed as a “top propane retailer” in the most recent edition of the trade publication LP Gas that ranks top propane retailers, including Overall Rankings, National Rankings, Multi-State Rankings and Single-State Rankings.

“Common Units” shall mean all Partnership Interests issued to Limited Partners before or after the Effective Date other than (i) the Senior Preferred Units, (ii) the PIK Units and (iii) other units (if any) specifically designated as senior or preferred units.

“Consolidated Cash Flow Available for Fixed Charges” shall have the meaning set forth in the 2021 Indentures, as in effect on the date of this Amendment.

“Contingent Acquisition Agreement” shall mean that certain Contingent Acquisition Agreement, dated March 30, 2021 among the General Partner, Ferrell Companies, Inc., Ferrellgas Partners Finance Corp., and the holders of the Class B Units, as in effect on the Effective Date.

“Control”, including, with its correlative meanings, “controlled by” and “under common control with”, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Distribution in Redemption” shall mean a distribution by the Partnership pursuant to Section 5. For the avoidance of doubt, “Distribution in Redemption” shall include distributions in Partial Redemption, as provided for in Section 5(b).

“Distribution Rate” shall mean, for the first five years beginning with the Effective Date, 8.956%; provided, 0.75% shall be added to the Distribution Rate on each of the 5th, 6th, and 7th anniversaries of the Effective Date; provided further, 2.00% shall be added to the Distribution Rate during any Protective Step-Up Period with respect to each violation that would give rise to a Protective Step-Up Period; provided further, the maximum Distribution Rate shall be 11.125%, except to the extent such rate is exceeded solely due to the application of a PIK Penalty Rate, during any Protective Step-Up Period or as a combination of both.

“Effective Date” shall mean March 30, 2021.

“Ferrell Buyers” shall mean (a) James E. Ferrell, (b) the spouse or any lineal descendant of James E. Ferrell, (c) any trust for his benefit or for the benefit of his spouse of any such lineal descendants, or (d) any corporation, partnership or other entity in which James E. Ferrell and/or such other persons referred to in the foregoing clauses (b) and (c) are the direct and indirect record and beneficial owners of all of the voting and nonvoting securities.

“Hedge Liabilities” shall have the meaning set forth in the Revolving Credit Agreement, as in effect on the date of this Amendment.

“Hedging Agreement” shall have the meaning set forth in the Revolving Credit Agreement, as in effect on the date of this Amendment.

“High Yield Notes” shall mean those certain 5.375% Senior Notes due 2026 and 5.875% Senior Notes due 2029 issued by the Partnership and Ferrellgas Finance Corp. in the original principal amounts of $650 million and $825 million, respectively, pursuant to the 2021 Indentures, on March 30, 2021.  “High Yield Notes” shall not include additional High Yield Notes that may be issued after the Effective Date.

“Indebtedness” shall have the meaning set forth in the Revolving Credit Agreement, as in effect on the date of this Amendment.

“Indemnified Person” shall have the meaning set forth in Section 17.

“Initial Holders” shall mean those Senior Holders listed on Schedule I hereto.

“Internal Rate of Return” shall mean, with respect to any Senior Preferred Unit or PIK Unit, as of any time of determination, the actual annual pre-tax rate of return, compounded annually, on $1,000 (or $1.00 in the case of any PIK Unit), taking into account all cash distributions and cash redemption payments including applicable premiums, but excluding (i) redemption payments and cash distributions with respect to PIK Units for purposes of calculating the Internal Rate of Return in respect of Senior Preferred Units; (ii) cash payments paid in respect of any penalty accrued during a Protective Step-Up Period, paid with respect to such Senior Preferred Unit or PIK Unit to the current Senior Holder and predecessors in interest; (iii) Senior Preferred Additional Amounts; (iv) the Discount and any out of pocket expenses reimbursed pursuant to the terms of the Investment Agreement or this Amendment; and (v) any amounts paid pursuant to rights to indemnification under Section 17 or in respect of any breaches of the Investment Agreement. For the avoidance of doubt, any redemption payments and cash distributions with respect to PIK Units will be taken into account in the Internal Rate of Return calculation on the applicable PIK Unit redemption, if applicable, other than (i) cash payments paid in respect of any penalty accrued during a Protective Step-Up Period, paid with respect to such PIK Unit; (ii) Senior Preferred Additional Amounts; (iii) the Discount and any out of pocket expenses reimbursed pursuant to the terms of the Investment Agreement or the Amendment; and (iv) any amounts paid pursuant to rights to indemnification under Section 17 or in respect of any breaches of the Investment Agreement. The Internal Rate of

Return shall be calculated using the XIRR function in the most recent version of Microsoft Excel (or if such program is no longer available, such other software program for calculating Internal Rate of Return reasonably determined by the Board in good faith). Notwithstanding the foregoing, following the redemption in full for cash of all PIK Units in accordance with the terms of this Amendment, for purposes of determining the actual annual pre-tax rate of return of any Senior Preferred Unit, there shall be taken into account the PIK Base Amount related to such Senior Preferred Unit as of the time the applicable PIK Unit was redeemed. The “PIK Base Amount” shall mean the amount that would have been paid in cash if the Partnership had not issued PIK Units with respect to PIK Units issued on the first three Quarterly Distribution Dates on which PIK Units are issued in lieu of cash, whether consecutive or non-consecutive.

“Investment” shall have the meaning set forth in the Revolving Credit Agreement, as in effect on the date of this Amendment.

“Investment Agreement” shall mean the Investment Agreement, dated March 30, 2021, by and among the Partnership, the General Partner and the Initial Holders.

“Joint Venture” shall have the meaning set forth in the Revolving Credit Agreement, as in effect on the date of this Amendment.

“Lien” shall have the meaning set forth in the Revolving Credit Agreement, as in effect on the date of this Amendment.

“MLP Partnership Agreement” shall mean the Sixth Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P., dated March 30, 2021, as may be amended or amended and restated from time to time in accordance with the terms thereof.

“MOIC” shall mean with respect to any Senior Preferred Unit, a multiple on invested capital equal to the quotient determined by dividing (i) the aggregate amount of all distributions and payments made in cash ((a) including all Quarterly Distributions, guaranteed payments or Distributions in Redemption, and (b) excluding (w) Senior Preferred Additional Amounts; (x) cash payments paid in respect of any penalty accrued during a Protective Step-Up Period, regardless of when paid; (y) the Discount and any out of pocket expenses reimbursed pursuant to the terms of the Investment Agreement or the Amendment; and (z) any amounts paid pursuant to rights to indemnification under Section 17 or in respect of any breaches of the Investment Agreement), by (ii) the Purchase Price of such Senior Preferred Unit.

“Partial Redemption” shall have the meaning given in Section 5(a).

“Partnership” shall mean Ferrellgas L.P., a Delaware limited partnership.

“Partnership Agreement” shall mean the Fifth Amended and Restated Agreement of Ferrellgas L.P., dated March 30, 2021, as may be amended or amended and restated from time to time in accordance with the terms thereof and hereof.

“Partnership Leverage”  shall mean the number determined by dividing (i) (a) the Partnership’s outstanding Indebtedness as of each Quarterly Distribution Date minus (b) unrestricted cash on hand, by (ii) Consolidated Cash Flow Available for Fixed Charges.  For this purpose, the Partnership’s Indebtedness shall (a) include, in addition to all other items constituting Indebtedness, the Total Redemption Price of all outstanding Senior Preferred Units, as determined pursuant to the terms of this Amendment, except that Section 5(a)(ii) shall be disregarded, plus the PIK Redemption Price with respect to outstanding PIK Units (if any), as determined pursuant to the terms of this Amendment, as if all such Senior Preferred Units and PIK Units were to be redeemed as of the applicable Quarterly Distribution Date, plus the then current liquidation preference and accrued but unpaid distributions on all other preferred equity of the Partnership (if any) then outstanding, and (b) exclude (x) Hedge Liabilities with respect to any Hedging Agreements that have not been closed out and for which a termination value has not been determined, (y) any obligations in respect of any letters of credit or letters of guaranty that are undrawn or that have been repaid, and (z) Capital Lease obligations, up to a maximum amount of $40,000,000 in the aggregate.

“Permitted Investment” shall have the meaning set forth in the Revolving Credit Agreement, as in effect on the date of this Amendment.

“Permitted Lien” shall have the meaning set forth in the Revolving Credit Agreement, as in effect on the date of this Amendment.

“Permitted Transferee” means, with respect to any Person, (i) any Affiliate of such Person; or (ii) with respect to any Person that is an investment fund, managed account, vehicle or similar entity; (x) any other investment fund, managed account, vehicle or similar entity of which such Person or an Affiliate, advisor or manager of such Person serves as the general partner, manager or advisor; and (y) any direct or indirect limited partner or investor in such investment fund, vehicle, managed account or similar entity or any direct or indirect limited partner or investor in any other investment fund, vehicle, managed account or similar entity of which such Person or an Affiliate, advisor or manager of such Person serves as the general partner, manager or advisor; provided, however, that in no event shall any “portfolio companies” (as such term is customarily used in the private equity industry) of any holder of Preferred Units or any entity that is controlled by a “portfolio company” of a Senior Holder constitute a Permitted Transferee.

“PIK Penalty Rate” shall mean the increase (expressed as a percentage) added to the Distribution Rate for purposes of calculating the Quarterly Distribution amount for quarters in which the Partnership elects to issue PIK Units in lieu of paying cash distributions. The PIK Penalty Rate shall not be subject to any maximum rate. The PIK Penalty Rate for any given Quarterly Distribution shall be determined in accordance with the following table:

Quarterly Distribution	PIK Penalty Rate
(i) With respect to any of the Quarterly Distributions for the Quarterly Distribution Dates of May 15, August 15, and November 15, 2021 and February 15 and May 15, 2022;	0.75%
(ii) with respect to Quarterly Distributions for the next four (4) Quarterly Distribution Dates following (i);	1.00%
(iii) with respect to Quarterly Distributions for the next four (4) Quarterly Distribution Dates following (ii);	1.50%
(iv) with respect to Quarterly Distributions for the next four (4) Quarterly Distribution Dates following (iii); and	2.50%
(v) with respect to Quarterly Distributions thereafter.	3.00%

“PIK Redemption Price” shall have the meaning given in Section 5(f).

“PIK Unit” shall mean a unit of account that relates to each outstanding Senior Preferred Unit if the Partnership elects to forego the payment of a Quarterly Distribution (or portion thereof) in cash, as provided in Section 4(b).  PIK Units issued in lieu of a cash distribution in respect of any PIK Unit shall be deemed to relate to the same Senior Preferred Unit as the PIK Unit with respect to which they are issued.

“PIK Unit Value” shall mean an amount equal to $1.00 per PIK Unit.

“Preferred Director” shall have the meaning provided in Section 8(b).

“Proceeding” shall have the meaning set forth in Section 17.

“Protective Step-Up Period” shall mean any period during which the Partnership is in violation of any provision of Section 10 (other than Section 10(f)) beginning on the first date of such violation until such violation is cured or waived by the Required Holders (except that with respect to Section 10(b), such period shall not begin until a violation of such provision has existed for at least thirty (30) calendar days).

“Purchase Price” shall mean an amount equal to $1,000 per Senior Preferred Unit for all purposes of this Amendment, notwithstanding the amount of the capital contribution listed on Schedule I or that the Initial Holders shall be entitled to a three percent (3%) discount (“Discount”) on the purchase of their Senior Preferred Units.

“Quarterly Distribution” shall mean distributions of cash or PIK Units made with respect to the Senior Preferred Units or PIK Units in accordance with Section 4 of this Amendment.

“Quarterly Distribution Amount” shall mean with respect to each Senior Preferred Unit or PIK Unit (i) with respect to the distribution of cash, the Purchase Price (or, with respect to any PIK Unit, the PIK Unit Value) multiplied by the Distribution Rate in effect for such Quarterly Distribution Date divided by four (4), and (ii) with respect to the distribution of a PIK Unit, the number of PIK Units determined as the quotient of (a) the Purchase Price (or, with respect to any PIK Unit, the PIK Unit Value) multiplied by the Distribution Rate in effect for such Quarterly Distribution Date plus the PIK Penalty Rate in effect for such Quarterly Distribution Date divided by (b) four (4). For purposes of this definition, for any Quarterly Distribution that includes the distribution of both cash and PIK Units, the terms “Purchase Price” and “PIK Unit Value” above shall refer to only that portion of the Purchase Price or PIK Unit Value, as applicable, with respect to which cash or PIK Units is distributed.

“Quarterly Distribution Date” shall mean each February 15, May 15, August 15 and November 15 of each year, provided, that if any such Quarterly Distribution Date is not a Business Day, then the applicable Quarterly Distribution shall be payable on the next Business Day immediately following such Quarterly Distribution Date.

“Quarterly Tax Amount” shall mean an amount equal to the product of (i) the lesser of (a) 25% and (b) the highest combined federal, state, and local tax rate applicable to corporations organized in the state of New York, multiplied by (ii) the excess (if any) of (A) one-fourth (1/4th) of the estimated taxable income to be allocated pursuant to Section 7 to the Senior Holders for the year in which the Quarterly Tax Payment Date occurs, over (B) any cash paid on the Quarterly Distribution Date immediately preceding the Quarterly Tax Payment Date on which a Quarterly Tax Amount would otherwise be paid. For the avoidance of doubt, the Quarterly Tax Amount shall be the same for each Senior Preferred Unit, regardless of the tax rates applicable to any Senior Holder. The Quarterly Tax Amount shall be based on the allocation methodology described in Section 7 hereof, and such Quarterly Tax Amount shall not be adjusted if the Partnership is required to allocate taxable income in some other manner. A Quarterly Tax Amount will only be due and payable to the extent permitted under the 2021 Indenture and the Revolving Credit Agreement.

“Quarterly Tax Payment Date” shall mean each April 1, June 1, September 1 and December 1 that next follows a Quarterly Distribution Date on which PIK Units were issued.

“Redemption Date” shall mean any date on which a Distribution in Redemption is made.

“Redemption Default Agreement” shall mean that certain Redemption Default Agreement, dated March 30, 2021, among the General Partner, Ferrell Companies, Inc. and the Senior Holders party thereto, as may be amended or amended and restated from time to time.

“Redemption Notice” shall have the meaning set forth in Section 5(b)(i).

“Redemption Premium” shall mean, with respect to (i) any Senior Preferred Unit, the Total Redemption Price less the Purchase Price net of the Discount, and (ii) any PIK Unit, the PIK Redemption Price over the PIK Unit Value.

“Required Holders” shall mean both (i) Senior Holders owning at least 33.3% of the total Senior Preferred Units outstanding at any given time and (ii) the Ares Holders, for so long as the Ares Holders collectively own at least 25% of the Senior Preferred Units outstanding at such time.

“Revolving Credit Agreement” shall mean that certain Credit Agreement, consisting of up to $350,000,000 in aggregate principal amount of revolving commitments, including a sublimit for the issuance of letters of credit in an amount not to exceed $200,000,000, dated as of the Effective Date, among the Partnership, the General Partner, certain subsidiaries of the Partnership, as guarantors, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto, as in effect on the Effective Date.

“Revolving Credit Agreement Agent” shall mean JPMorgan Chase Bank, N.A., as administrative agent under the Revolving Credit Agreement, and any successor agent thereunder.

“Senior Holder” shall mean a holder of Senior Preferred Units or PIK Units, as applicable.

“Senior Preferred Additional Amounts” shall mean any “additional amounts” paid or payable to any Initial Holder in connection with the Senior Preferred Units and PIK Units pursuant to the side letters set forth on Schedule III and entered into as of the Effective Date by the Partnership with such Initial Holder. For the avoidance of doubt, Additional Amounts shall constitute Senior Preferred Additional Amounts.

“Senior Preferred Unit” shall mean a Senior Preferred Unit issued on the Effective Date having the preferences, rights privileges and other terms set forth in this Amendment.

“Tax Distribution” shall have the meaning given in Section 4(c).

“Total Redemption Price” shall have the meaning given in Section 5(a).

“Voting Agreement” shall mean that certain Voting Agreement, dated March 30, 2021, among Ferrell Companies, Inc., the General Partner and the Senior Holders party thereto, as may be amended or amended and restated from time to time.

“Withholding Amount” shall mean any amount withheld by the Partnership pursuant to Section 7(c).

Section 4.Quarterly Distributions.

(a)	Each Senior Preferred Unit and PIK Unit shall be entitled to Quarterly Distributions on each Quarterly Distribution Date equal to the Quarterly Distribution Amount, provided that, the distribution payable on the first Quarterly Distribution Date following the Effective Date shall be a pro rata amount based on the number of days in such period divided by ninety (90). Quarterly Distributions shall be cumulative and shall accrue daily based on a year consisting of twelve (12) months of thirty (30) days, and except as provided in Section 4(b), shall be paid in cash.

(b)

Notwithstanding Section 4(a), in lieu of paying any Quarterly Distribution in cash the Partnership may pay any Quarterly Distribution (or any portion thereof) through the issuance of PIK Units in the Quarterly Distribution Amount, which PIK Units shall be duly authorized and validly issued. PIK Units shall be deemed to be issued by the Partnership to the extent it does not distribute cash on any Quarterly Distribution Date, without the need for any election, notice or any other action by the Partnership or the Senior Holders. The Partnership shall take all such actions as may be necessary to reflect the issuance of such PIK Units on such Quarterly Distribution Date on its books and records. The following rules and example shall apply to issuances of PIK Units:

(i)

If the Partnership issues PIK Units on any Quarterly Distribution Date, then the number of PIK Units to be issued with respect to each outstanding Senior Preferred Unit and PIK Unit shall be equal to the quotient of (a) the Quarterly Distribution Amount reduced by the amount of cash distributed for such Quarterly Distribution (if any), divided by (b) $1.00. PIK Units shall be related to the Senior Preferred Units upon which they were distributed, or if distributed upon PIK Units, to the same Senior Preferred Units as the PIK Units upon which they were distributed. PIK Units shall be issued in fractional amounts to the nearest hundredth, with fractions greater than 0.005 rounded up.  All Quarterly Distributions paid with respect to Senior Preferred Units shall be paid pro rata to the Holders in proportion to the Quarterly Distribution Amount due on each Senior Preferred Unit on the applicable Quarterly Distribution Date and, to the extent paid in a combination of cash and the issuance of PIK Units, shall be allocated proportionately to each Senior Preferred Unit.

(ii)

PIK Units shall not be treated as Partnership Interests separate from the Senior Preferred Units with respect to which they relate. PIK Units (and their issuance) shall not have a separate holding period, result in adjustments pursuant to Code §§ 734 or 704(c), increase or decrease the Capital Account of a Senior Holder, or have similar tax consequences. PIK Units must and shall be transferred with the Senior Preferred Units to which they relate, and PIK Units are not transferable separate from the Senior Preferred Units to which they relate.

(iii)

For the avoidance of doubt and by way of example, if the Distribution Rate were initially 9% and the Partnership issued PIK Units in lieu of cash with respect to Senior Preferred Units on the second Quarterly Distribution Date following the Effective Date (for which the PIK Penalty Rate was 0.75%), 24.38 PIK Units would be issued with respect to each Senior Preferred Unit, with a PIK Unit Value of $1.00 each, calculated as (a) $1,000 (the Purchase Price for each Preferred Senior Unit), multiplied by (b)(X) 9% (the Distribution Rate for such Quarterly Distribution Date) plus (Y) 0.75% (the PIK Penalty Rate for such Quarterly Distribution Date), with the result divided by four (4). This example shall be considered an operative provision of this Amendment.

(iv)

For the avoidance of doubt and by way of example, if the Distribution Rate were initially 9% and the Partnership issued PIK Units in lieu of cash with respect to PIK Units that were outstanding on the second Quarterly Distribution Date following the Effective Date (for which the PIK Penalty Rate was 0.75%), then an additional 0.02 PIK Units would be issued with respect to each outstanding PIK Unit, with a PIK Unit Value of $1.00 each, calculated as (a) $1.00 (the PIK Unit Value), multiplied by (b)(X) 9% (the Distribution Rate for such Quarterly Distribution Date) plus (Y) 0.75% (the PIK Penalty Rate for such Quarterly Distribution Date), with the result divided by four (4). This example shall be considered an operative provision of this Amendment.

(c)

The Partnership shall distribute to each Senior Holder in cash on each Quarterly Tax Payment Date the Quarterly Tax Amount (with any such distribution being a “Tax Distribution”). Tax Distributions shall be treated as advances of and reduce the next cash payments by the Partnership to the Senior Holders for any reason, including a Quarterly Distribution Amount, payments in redemption of Senior Preferred Units or of PIK Units, or payments to the Senior Holders in their capacity as such pursuant to any side letter or other agreement. Failure to make a Tax Distribution or Senior Preferred Additional Amounts to the extent not permitted by the 2021 Indenture or the Revolving Credit Facility shall not be a breach of this Amendment.

(d)

In addition to the distribution rights provided in this Amendment, certain Initial Holders may be entitled to Senior Preferred Additional Amounts. Any right of Initial Holders to such Senior Preferred Additional Amounts shall be documented in a side letter or other agreement dated the Effective Date between such Initial Holders and the Partnership and set forth on Schedule III. Upon request by any Initial Holder, the Partnership shall provide a copy of any such side letter or other agreement to the requesting Initial Holders. Under no circumstance shall an Initial Holder amend any side letter or enter into any new side letter or agreement, in each case after the Effective Date, which would entitle any Initial Holder or other Senior Holder to Senior Preferred Additional Amounts, including any Permitted Transferee of such Initial Holder.

Section 5.Redemption Rights.  The Partnership may redeem all or a portion of the Senior Preferred Units for cash, at any time and from time to time, including in connection with any Change of Control, at a price for each such Senior Preferred Unit equal to the Total Redemption Price (any such redemption, along with any redemption of PIK Units pursuant to Section 5(f), a

“Distribution in Redemption”); provided, that at any time when there are PIK Units outstanding, the Partnership may not redeem any Senior Preferred Units until all PIK Units shall have been redeemed or will be redeemed concurrently for the PIK Redemption Price. The following rules shall apply to Distributions in Redemption:

(a)

The “Total Redemption Price” of a Senior Preferred Unit shall be equal to the accumulated but unpaid Quarterly Distributions to the Redemption Date, if any, with respect to such Senior Preferred Unit, plus the greater of:

(i)	an amount that would result in the Applicable IRR on the Purchase Price of such Senior Preferred Unit; and
(ii)	an amount that would result in a MOIC of 1.47 times the Purchase Price of such Senior Preferred Unit.

If the Partnership redeems less than all outstanding Senior Preferred Units, then such redemption shall be a pro rata redemption of all Senior Preferred Units held by each Senior Holder (a “Partial Redemption”). Partial Redemptions shall be permitted only if the total amount payable with respect to such Partial Redemption is equal to or greater than $25,000,000. For the avoidance of doubt, the Applicable IRR and the MOIC to be paid with respect to any redemption shall be calculated with respect to each such Senior Preferred Unit being redeemed, and not on a combined or cumulative basis. In addition, for the avoidance of doubt, the MOIC does not apply to PIK Unit redemptions.

(b)	The following rules and procedures shall apply to redemptions of Senior Preferred Units and PIK Units:
(i)

At least three (3) Business Days prior to making a Distribution in Redemption pursuant to clause (ii) below, the Partnership shall provide an irrevocable notice of redemption to the Senior Holders that it shall make a Distribution in Redemption (a “Redemption Notice”). Each Redemption Notice shall include the following information:

(1)	the total dollar amount to be distributed;
(2)

if a Partial Redemption, the total number of Senior Preferred Units and/or PIK Units to be redeemed and the percentage of Senior Preferred Units and/or PIK Units held by each Senior Holder to be redeemed; and

(3)

the date on which the Partnership will pay the Total Redemption Price and/or the PIK Redemption Price, which date shall be no later than thirty (30) calendar days after issuance of such Redemption Notice.

Notwithstanding anything in this Amendment, the Partnership’s failure to deliver or issue a Redemption Notice to any Senior Holder shall not affect the validity or effective date of any Distribution in Redemption, including a Partial Redemption. Once a Redemption Notice is delivered in accordance with this Section 5(b)(i), Senior Preferred Units and/or PIK Units being called for redemption shall become irrevocably due and payable on the date and for the amount set forth in such Redemption Notice.

(ii)

A Distribution in Redemption shall be effective on the day the Partnership pays the Total Redemption Price and/or the PIK Redemption Price (even if such date is prior to the date provided in the Redemption Notice).

(c)

At any time beginning on the tenth (10th) anniversary of the Effective Date, the Required Holders shall have the right to require the Partnership to redeem all (but not less than all) of the outstanding Senior Preferred Units and PIK Units, at the applicable redemption price in accordance with this Amendment, (i) if any Class B Units are outstanding, or (ii) if no Class B Units are outstanding and no more than 233,300 Senior Preferred Units are outstanding at such time. Required Holders shall deliver written notice of such election to the Partnership at least thirty (30) days prior to the requested date of any redemption pursuant to this Section 5(c).

(d)

Upon a Change of Control, Required Holders (calculated for this purpose without including any Senior Holders participating as new money debt or equity financing sources for such Change of Control transaction) shall have the right to require the Partnership to redeem all or a portion of the outstanding Senior Preferred Units and PIK Units, in each case, at the applicable redemption price in accordance with this Amendment, on a pro rata basis among all the Senior Holders, if, to the extent required due to such Change of Control, the Partnership (or a third party) shall have first (i) offered to purchase High Yield Notes in accordance with and to the extent provided in the 2021 Indenture, and (ii) purchased any High Yield Notes actually tendered pursuant to such offer (if any). Payment in respect of any redemption made pursuant to the immediately preceding sentence shall be made in full in cash, immediately following the purchase by the Partnership (or such third party) of any High Yield Notes actually tendered in connection with such purchase offer.

(e)

At any time beginning on the tenth (10th) anniversary of the Effective Date, if (i) no Class B Units are outstanding and (ii) more than 233,300 Senior Preferred Units are outstanding, then the Required Holders may require the Partnership to initiate a sale of the Partnership by delivering a written notice to the Partnership. If the Partnership fails to consummate a sale that would pay the Total Redemption Price and the PIK Redemption Price for each outstanding Senior Preferred Unit and PIK Unit, respectively, in full in cash within one-hundred eighty (180) days following the written notice from the Required Holders requiring such sale, then the Required Holders shall have the right to appoint a majority of the Board or other relevant governing entity and initiate a sale of the Partnership. The Partnership shall take all actions necessary to consummate such sale.

(f)

Any time PIK Units are outstanding, the Partnership shall have the right to redeem all or any portion of such PIK Units for cash. If all outstanding PIK Units are not being redeemed, then such redemption shall be a pro rata redemption of all PIK Units held by each Senior Holder. The redemption price (“PIK Redemption Price”) of each such PIK Unit shall be an amount equal to the PIK Unit Value plus an amount that will result in the Applicable IRR on the PIK Unit Value for such PIK Unit. The Partnership may redeem PIK Units by following procedures similar to those provided in Section 5(a) of this Amendment, provided that any redemption of PIK Units shall be in an amount equal to or greater than $5,000,000.  For the avoidance of doubt, with respect to the calculation of the Applicable IRR for such PIK Redemption Price, all cash distributions made on such PIK Unit shall be included, other than (i) cash payments paid in respect of any penalty accrued during a Protective Step-Up Period, paid with respect to such PIK Unit; (ii) any Senior Preferred Additional Amounts; (iii) the Discount and any out of pocket expenses reimbursed pursuant to the terms of the Investment Agreement or this Amendment; and (iv) any amounts paid pursuant to rights to indemnification under Section 17 or in respect of any breaches of the Investment Agreement.  In addition, for the avoidance of doubt, the MOIC in Section 5(a)(ii) does not apply to any PIK Unit redemptions.

(g)	Any redemption, offer of redemption or offer to purchase shall be made on a pro rata basis.

Section 6.Distributions on Common Units. Commencing on April 30, 2021, so long as (i) the Partnership has made all required Quarterly Distributions (in cash or PIK Units), made all required Tax Distributions with respect to the Senior Preferred Units and PIK Units and paid all Senior Preferred Additional Amounts then due and owing; (ii) the Partnership has previously or contemporaneously with the distribution redeemed all PIK Units (if any) outstanding in accordance with the terms of this Amendment; (iii) the Partnership is not in, and will not be in, breach of any of the provisions set forth in Section 10 both immediately before and after giving effect to such distribution (including compliance with the Liquidity Covenant); (iv) the Partnership Leverage is below 7.00 (or 7.25 through May 15, 2022) both immediately before and after giving effect to distributions under this Section 6; and (v) the Partnership has delivered an officer’s certificate signed by the chief financial officer of the Partnership that such conditions have been satisfied, then the Partnership shall be permitted on each such date the foregoing conditions are satisfied to make distributions of Available Cash with respect to its Common Units.  For the avoidance of doubt, the Partnership shall not be permitted to make distributions with respect to its Common Units prior to April 30, 2021.

Section 7.Tax Matters.

(a)	Unless and until required by a final determination within the meaning of Code §1313, each taxable year, before making any allocations pursuant to Section 5.1 of the Partnership

Agreement except allocations required by Section 5.1(d) of the Partnership Agreement, the Partnership shall specially allocate gross income to each Senior Preferred Unit and PIK Unit equal to the sum of (i) cash distributed with respect to such Senior Preferred Unit and such PIK Units during such taxable year, plus (ii) the aggregate PIK Unit Value of all PIK Units issued with respect to such Senior Preferred Unit and such PIK Unit in lieu of cash during such taxable year. Notwithstanding anything to the contrary in the Partnership Agreement, for U.S. federal and all applicable state and local income tax purposes, the Partnership shall not allocate items of income or deduction to any Senior Preferred Unit or PIK Unit for any taxable year other than the amounts in the preceding sentence.

(b)

Upon a redemption of the Senior Preferred Units and PIK Units, there shall be a “catch-up” allocation of gross income to the Senior Holders in an amount equal to any Redemption Premium (to the extent of the gross income for the taxable year of such redemption), and any such excess of the Redemption Premium over the gross income so allocated shall be treated as a guaranteed payment determined without regard to the income of the Partnership under Code §707(c).  Additionally, for federal income tax purposes, the Partnership and the Initial Holders agree to treat the purchase of the Senior Preferred Units and the payment of the Discount together as if the Initial Holders purchased the Senior Preferred Units at a three percent (3%) discount.

(c)

The Partnership shall be entitled to withhold any amounts it is required to withhold under federal, state or local law as a result of any allocations of income, cash distributions, distributions of PIK Units, payment of guaranteed payments, or as otherwise required by law. Any Withholding Amount shall be a deemed cash distribution to the Senior Holder who is or was subject to such withholding. For the avoidance of doubt, any Withholding Amount shall be considered an actual cash distribution for all purposes of this Amendment. If the applicable federal, state or local law or regulations thereunder specify the date on which a deemed distribution shall occur, then such date shall control for all purposes, including all purposes of this Amendment; provided, if applicable laws or regulations do not specify a deemed distribution date then the Withholding Amount shall be deemed distributed on the earlier of (i) the date that the Partnership is required to remit the Withholding Amount to the applicable taxing authority, and (ii) the date that the Partnership actually remits the Withholding Amount to the applicable taxing authority. Any Withholding Amount shall be applied as follows:

(i)	First, the Withholding Amount shall be treated as an advance of any accrued but unpaid Quarterly Distributions or Tax Distributions,
(ii)	Second, the Withholding Amount shall be applied to redeem PIK Units, and
(iii)	Third, after all PIK Units have been redeemed, any remaining Withholding Amount shall be applied as a Distribution in Redemption of the Senior Preferred Units.

For purposes of this Section 7(c) any restrictions on distributions or payments in this Amendment shall not apply.

Section 8.Voting and Board Rights.

(a)Except as specifically required by law, pursuant to Section 10, Section 18, or Section 6.16 of the MLP Partnership Agreement, Senior Holders shall have no voting rights.

(b)For so long as at least 140,000 Senior Preferred Units remain outstanding, the Senior Holders shall have the right to designate one (1) director (“Preferred Director”) to the Board, subject to approval by the General Partner, which approval shall not be unreasonably withheld, conditioned or delayed.  Craig Snyder shall serve as the Preferred Director for the first twenty-four (24) months following the Effective Date. If Craig Snyder resigns or is removed as the Preferred Director within the first twenty-four (24) months following the Effective Date, the Ares Holders shall have the right to designate his replacement (the “Ares Replacement Director”) to serve as the Preferred Director for the remainder of such twenty-four (24) month period. Following the second anniversary of the Effective Date, or prior to such time if Craig Snyder resigns or is removed and the Ares Holders choose not to designate an Ares Replacement Director, Senior Holders, voting separately as a class, may replace the Preferred Director with a new designee, subject to the approval by the General Partner, which approval shall not be unreasonably withheld, conditioned or delayed, upon a vote of Senior Holders holding at least sixty-seven percent (67%) of the outstanding Senior Preferred Units.  The rights of the Senior Holders to vote for the Preferred Director in accordance with this Section 8 shall at all times be subject to the terms of the Voting Agreement. In the event that Craig Snyder or the Ares Replacement Director is replaced as the Preferred Director, the Partnership shall be required to provide the Ares Holders with all materials provided to the Board, concurrently with delivery of such materials to the Board.

Section 9.Liquidation Rights. Upon liquidation of the Partnership pursuant to Section 13.3 of the Partnership Agreement, after payment of all amounts specified in Section 13.3(a) of the Partnership Agreement (other than with respect to Partners who are creditors) but before payment of any amounts pursuant to Section 13.3(b) of the Partnership Agreement, the Partnership shall make a payment (i) in liquidation of the Senior Preferred Units equal to the Total Redemption Price, and (ii) in liquidation of outstanding PIK Units (if any) equal to the PIK Redemption Price.

Section 10.Protective Provisions.

(a)For so long as Senior Preferred Units and PIK Units with an aggregate Purchase Price and PIK Unit Price of at least $35,000,000 in the aggregate are outstanding, the following covenants shall apply for the benefit of the Senior Holders, unless otherwise waived by the Required Holders (and for the avoidance of doubt, if at any time Senior Preferred Units and PIK Units with an aggregate Purchase Price and PIK Unit Price of at least $35,000,000 are not outstanding but then subsequently Senior Preferred Units and PIK Units with an aggregate Purchase

Price and PIK Unit Price of at least $35,000,000 become outstanding again, the following covenants shall automatically apply again at such time):

(i)neither Ferrellgas Partners, L.P. nor the Partnership may effect a Change of Control, unless the Partnership has sufficient cash on a pro forma basis, after giving effect to all payments, to redeem the outstanding Senior Preferred Units and PIK Units in full for cash at the Total Redemption Price and PIK Redemption Price, respectively, immediately after the consummation thereof;

(ii)neither Ferrellgas Partners, L.P. nor the Partnership may amend any provisions of their respective organizational documents (including this Amendment) in a manner that adversely affects, directly or indirectly, in any respect, the preferences, rights or privileges of the Senior Preferred Units or PIK Units;

(iii)the Partnership may not create, authorize or issue (by reclassification or otherwise) any equity security, including any other security convertible into or exchangeable for any equity security, having preferences, rights, or privileges ranking senior to or pari passu with the Senior Preferred Units or PIK Units, none of the Partnership’s subsidiaries may issue any additional equity (common or preferred) including any other security convertible into or exchangeable for any equity security, and neither the Partnership nor any of its subsidiaries may redeem any equity (other than the Senior Preferred Units or PIK Units in accordance with this Amendment), provided that, nothing in this Amendment shall prohibit Ferrellgas Partners, L.P. from issuing or redeeming any equity security of Ferrellgas Partners, L.P. in accordance with the MLP Partnership Agreement;

(iv)the Partnership may not create, authorize or issue any additional Senior Preferred Units or PIK Units or any series of the foregoing other than in accordance with this Amendment;

(v)neither Ferrellgas Partners, L.P. nor the Partnership may voluntarily file for bankruptcy, authorize the taking of any such action, or take any comparable action or authorize any similar event;

(vi)none of Ferrellgas Partners, L.P., the Partnership and any of their respective subsidiaries shall, directly or indirectly, make or own any Investment in any person, including any Joint Venture, except Permitted Investments;

(vii)none of Ferrellgas Partners, L.P., the Partnership and any of their respective subsidiaries shall permit any Asset Sales, other than dispositions of inventory or cash equivalents in the ordinary course of business consistent with past practice and Ordinary Course Dispositions the proceeds of which, when aggregated with the proceeds of all other Ordinary Course Dispositions, shall not exceed $150,000,000;

(viii)Ferrellgas Partners, L.P., the Partnership and their respective subsidiaries shall not enter into or modify any transaction or agreement with an Affiliate or Related Party of Ferrellgas Partners, L.P. or the General Partner (other than (x) transactions currently existing and listed on Schedule II to this Amendment and (y) transactions among the Partnership and its subsidiaries), unless (i) the terms of any such transaction, taken as a whole, are not less favorable to the Partnership and its subsidiary, as the case may be, than those that might be obtained at the time from a person who is not an Affiliate or Related Party, and (ii) the aggregate payments or value of all such transactions is less than $10,000,000. With respect to any transaction involving aggregate payments or value equal to or greater than $10,000,000, the Partnership shall have obtained and delivered to the Senior Holders an opinion from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Partnership and its subsidiary from a financial point of view or stating that such transaction meets the requirements set forth in the preceding clause (i);

(ix)none of Ferrellgas Partners, L.P., the Partnership and any of their respective subsidiaries shall redeem or repurchase any equity interests of the Partnership or such subsidiaries having preferences, rights, or privileges ranking junior to the Senior Preferred Units or PIK Units; provided, however, (i) the Partnership may make distributions to the holders of the Common Units as provided in Section 6 and (ii) for the avoidance of doubt, nothing in this Amendment shall prohibit Ferrellgas Partners, L.P. from making distributions to holders of its partnership interests;

(x)neither the Partnership nor any of its subsidiaries shall authorize or make any distributions except as expressly permitted in this Amendment;

(xi)none of Ferrellgas Partners, L.P., the Partnership, and any of their respective subsidiaries may incur any Indebtedness, except (i) Indebtedness incurred and outstanding at any time under the Revolving Credit Agreement (in an amount up to the aggregate commitments under such Revolving Credit Agreement on the Effective Date) or High Yield Notes (in an amount up to the aggregate initial principal amount of such High Yield Notes on the Effective Date), (ii) additional Indebtedness that does not exceed $75,000,000 in the aggregate, and (iii) the incurrence of Indebtedness in connection with customary refinancing of the obligations under the Revolving Credit Agreement (in an amount up to the aggregate commitments under such Revolving Credit Agreement on the Effective Date) and the High Yield Notes (in an amount up to the aggregate initial principal amount of such High Yield Notes on the Effective Date) plus customary interest, premium and financing expenses (with any increase in the applicable interest, premium or expenses counting towards the $75,000,000 basket set forth in the preceding clause (ii));

(xii)none of Ferrellgas Partners, L.P., the Partnership, and any of their respective subsidiaries shall directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property, right or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of the Partnership or any of its subsidiaries, whether now owned or hereafter acquired, or any income or profits therefrom, except Permitted Liens;

(xiii)neither Ferrellgas Partners, L.P. nor the Partnership shall make any tax election or intentionally take any other action that (i) would cause the Partnership (or any of its subsidiaries other than those currently taxable as a corporation) to be classified as an association taxable as a corporation for federal income tax purposes or (ii) is, or is reasonably expected to be, disproportionately adverse to the Senior Holders;

(xiv)none of Ferrellgas Partners, L.P., the Partnership and any of their respective subsidiaries shall (i) consummate any fundamental change in the nature of their respective businesses or (ii) engage in any material line of business substantially different from those lines of business conducted by Ferrellgas Partners, L.P. and/or the Partnership as of the Effective Date or any reasonably foreseeable expansion thereof, and Ferrellgas Partners, L.P. shall not undertake any business operations except through the Partnership and its subsidiaries; and

(xv)the Partnership shall maintain at all times at least $100,000,000 of liquidity, consisting of unrestricted cash on hand and available capacity that can be drawn under the Revolving Credit Agreement or any replacement thereof (the “Liquidity Covenant”), provided that, the failure to satisfy this clause (xv) shall be treated as a single breach during the duration of each such failure.

(b)For so long as any Senior Preferred Units or PIK Units remain outstanding, Ferrellgas Partners, L.P or the Partnership shall deliver to the Senior Holders (i) audited annual financial statements within one-hundred twenty (120) days after the end of each Fiscal Year, unaudited quarterly financial statements within sixty (60) days after the end of each fiscal quarter and unaudited monthly financial statements within thirty (30) days after the end of each calendar month, (ii) to the extent otherwise prepared by the General Partner, Ferrellgas Partners, L.P. or the Partnership, (A) all information provided to, or required to be provided to, the Revolving Credit Agreement Agent or the lenders under the Revolving Credit Agreement, for so long as the Revolving Credit Agreement is in effect, or the trustee or holders of the High Yield Notes under the 2021 Indentures, for so long as either 2021 Indenture is in effect, or, in each case, if directly or indirectly refinanced or replaced, in whole or in part, all information required to be provided under any future credit agreement, indenture or other debt instrument and (B) monthly-financial reports or quarterly financial reports, capital expenditure reports, budgets and projections and all other materials provided on a monthly or quarterly basis to the Board, in each case, concurrently with such delivery (or in accordance with any requirement to deliver) to such lender, agent, or Board as applicable, and (iii) Ferrellgas Partners, L.P. shall provide each Senior Holder with reasonable and customary access and inspection rights.  The Partnership agrees that any action approved by a committee of the Board (other than the audit committee with respect to matters delegated to such committee by the Audit Committee Charter of the General Partner as in effect on the date of this Amendment) will be separately considered by the Board.  Ferrellgas Partners, L.P. and Partnership may satisfy the reporting obligation in clause (i) by filing of Ferrellgas Partners, L.P.’s annual and quarterly reports with the Securities and Exchange Commission. The provision of any confidential information pursuant to this paragraph shall be contingent on the receipt of the Partnership from the Senior Holders of customary confidentiality non-disclosure agreements.

(c)None of Ferrellgas Partners, L.P., the Partnership nor any of their respective subsidiaries or Affiliates may, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Senior Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Partnership Agreement or this Amendment unless such consideration is offered to be paid and is paid to all Senior Holders that consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or amendment.  Additionally, none of Ferrellgas Partners, L.P., the Partnership nor any of their respective subsidiaries or Affiliates (other than Ferrell Buyers) may, directly or indirectly, acquire any Senior Preferred Units or PIK Units or any interest thereunder, except as expressly set forth in Section 5 above.

(d)During any Protective Step-Up Period, the Distribution Rate shall be adjusted as described in the definition of Distribution Rate above, in addition to any other remedies the Senior Holders are entitled to at equity or at law and pursuant to Section 16 of this Amendment and, further, the Partnership acknowledges and agrees that such adjustment to the Distribution Rate shall in no way be deemed a waiver of (or be deemed to validate) any breach of the foregoing.  The Partnership shall provide notice to the Senior Holders promptly, and in any event within one (1) Business Day of any violation or breach of this Amendment, provided that the failure to deliver such notice shall not affect the rights of the Senior Holders under this Amendment.

(e)Neither a 2021 Indenture nor the Revolving Credit Agreement shall be amended, modified or refinanced, if such amendment, modification or refinancing would be adverse to the Senior Holders with respect to payment of the Tax Distributions or any Senior Preferred Additional Amounts.  Notwithstanding anything to the contrary in this Amendment, this Section 10(e) shall not be amended or waived without the prior written consent of the Senior Holders, provided, that only the prior written consent of the Ares Holders shall be required for amendments or waivers of this Section 10(e) with respect to payment of Additional Amounts.

(f)Each Senior Holder shall respond to the Partnership within thirty (30) days of receipt of any written request from the Partnership requesting a waiver of any of the provisions of this Section 10.  Any such waiver request shall include (i) the form of waiver being requested and (ii) reasonable detail on why such waiver is being requested.  Any Senior Holder may grant or deny such waiver in its sole discretion.

Section 11.Transfer Restrictions.

(a)

The ownership of and Transfer of the Senior Preferred Units shall be recorded on the books and records of the Partnership. The Senior Preferred Units will not be certificated. The General Partner shall update the information on Schedule I hereto on the books and records of the Partnership from time to time to reflect any Permitted Transfers.

(b)

The Senior Preferred Units may be transferred in accordance with Article X of the Partnership Agreement (as in effect on the Effective Date), subject to the specific provisions of this Section 11; provided that notwithstanding anything to the contrary in the Partnership Agreement, no consent of the Partnership or the General Partner shall be required for such transfer or the admission of any transferee as a substitute limited partner under the Partnership Agreement except to the extent expressly set forth in clause (c) below.

(c)

Prior to the date that is three (3) months after the Effective Date, no Senior Holder may transfer, directly or indirectly, any Senior Preferred Units to any person that is not an Affiliate of such Senior Holder without the prior written consent of the Partnership.

(d)

Following the date that is three (3) months after the Effective Date, each Senior Holder may transfer all or a portion of its Senior Preferred Units to one or more third parties; provided, that (i) no Senior Holders shall transfer any Senior Preferred Units (X) to a Competitor, or (Y) in a manner that violates the terms of Section 10.2(b) or (c) of the Partnership Agreement (as in effect on the Effective Date), and (ii) all transfers shall be subject to applicable restrictions under U.S. federal and state securities laws.

(e)

Under no circumstance shall a transferee of Senior Preferred Units from an Initial Holder, whether or not such transferee is an Affiliate of such Initial Holder, a Permitted Transferee, or also an Initial Holder, be entitled to any benefits of any side letter or agreement entered into between the Partnership and such Initial Holder.

(f)	PIK Units shall not be transferred unless they are transferred with the Senior Preferred Units to which they are related.

Section 12.Coordination with Partnership Agreement.

(a)

Each Senior Holder shall be entitled to all the rights of a “Limited Partner” under the Partnership Agreement and the preferences, rights, privileges and other terms as specifically provided in this Amendment, subject to the obligations and restrictions set forth in this Amendment and the Partnership Agreement, provided that to the extent that the terms in this Amendment conflict with any terms in the Partnership Agreement, the terms in this Amendment shall control.

(b)

For the avoidance of doubt: (i) the Senior Holders will be “Additional Limited Partners” and thus a “Limited Partner” as such terms are defined in the Partnership Agreement; (ii) the “Percentage Interest,” as such term is defined in the Partnership Agreement, of the Senior Holders shall be zero; (iii) Section 1.4 of the Partnership Agreement shall not apply to the Senior Holders; (iv) Section 10.2(a) of the Partnership Agreement shall not apply to the Senior Holders; (v) Sections 10.2 (b) and (c) of the Partnership Agreement shall apply to the Senior Holders and their transferees; (vi) Section 11.3 of the Partnership Agreement shall apply to the Senior Holders and their transferees; (vii) Article 14 of the Partnership Agreement shall apply subject to Section 10 and Section 18 and (viii) any reference in the Partnership Agreement to the “Agreement” or this “Agreement” shall be deemed to include this Amendment.

(c)

Nothing in the Partnership Agreement, including provisions that provide the General Partner with “sole discretion”, “reasonable discretion” or the ability to take actions or make determinations in “good faith” or other provisions that give the General Partner the authority to take any action or afford it any rights, privileges or discretion, or any language therein indicating that the provision that follows is “notwithstanding anything to the contrary in this Agreement” or similar, shall override the requirements in any provision of this Amendment to obtain the approval of the Required Holders, Ares Holders or each Senior Holder or any other consent required from the Required Holders, Ares Holders or each Senior Holder, as applicable.

Section 13.Payments.  All payments to be made hereunder shall be made in cash, in U.S. Dollars, without setoff, deduction or counterclaim. Unless otherwise specifically provided in this Amendment, all payments shall be made on a pro rata basis to each of the Senior Holders.

Section 14.Governing Law. This Amendment shall be governed in accordance with Section 16.10 of the Partnership Agreement.

Section 15.Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment which are valid, enforceable and legal.

Section 16.Remedies. Each Senior Holder shall have all rights and remedies set forth in the Partnership Agreement, including this Amendment, and all rights and remedies which such Senior Holder has been granted at any time under any other agreement or contract and all of the rights which such Senior Holder has under any applicable law or in equity. Any Senior Holder having any rights under any provision of the Partnership Agreement, this Amendment or any other agreements contemplated hereby shall be entitled to seek enforcement of such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of the Partnership Agreement and this Amendment and to exercise all other rights granted by applicable law or in equity.

Section 17.Indemnification. The Partnership shall indemnify and hold harmless the  Senior Holders, each of their respective Affiliates and controlling persons and each of their respective directors, officers, employees, partners, agents, advisors and other representatives (each, an “Indemnified Person”) from and against any and all losses, claims, damages and liabilities to which any such Indemnified Person may become subject arising out of or in connection with any claim, litigation, investigation or proceeding relating to the Partnership Agreement, this Amendment or the Investment Agreement (a “Proceeding”), regardless of whether any Indemnified Person is a party thereto or whether such Proceeding is brought by the Partnership, any of its Affiliates or any third party, and to reimburse each Indemnified Person within thirty (30) days following written demand therefor (together with reasonably detailed backup documentation supporting such reimbursement request) for any reasonable and documented legal or other out-of-pocket expenses incurred in connection with investigating or defending any Proceeding; provided, that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent they arise from the willful misconduct, bad faith or gross negligence of, or material breach of the Partnership Agreement, this Amendment, or the Investment Agreement by, such Indemnified Person, in each case as determined by a final non-appealable judgment of a court of competent jurisdiction.

Section 18.Amendments. Subject to Section 6.13 of the Partnership Agreement, this Amendment and (subject to Section 18(i)) any side letter listed on Schedule III may only be amended, modified or waived, and (subject to Section 18(i)) the Partnership may only enter into additional side letters, with the written consent of the General Partner and the Required Holders, provided that Section 18(i) may only be amended by unanimous consent of the Senior Holders, and provided further that without the written consent of each Senior Holder adversely affected, no amendment, modification or waiver shall:

(a)(i) waive or reduce the amount of or postpone the date for payment of any amount payable pursuant to this Amendment to the Senior Holders with respect to any Senior Preferred Unit or PIK Unit or (ii) reduce the rate for calculating any such payment (including with respect to the Distribution Rate, the PIK Penalty Rate, the Total Redemption Price and the PIK Redemption Price);

(b)change the definition of Distribution Rate, Internal Rate of Return, MOIC, Partnership Leverage, PIK Penalty Rate, PIK Redemption Price, Purchase Price, Quarterly Distribution Amount, Quarterly Distribution Date, Quarterly Tax Amount, Quarterly Tax Payment Date or Total Redemption Price;

(c)change any provision that would alter the pro rata sharing of payments required by this Amendment;

(d)modify the liquidation rights of any Senior Holder pursuant to Section 9 of this Amendment or Section 13 of the Partnership Agreement;

(e)modify the redemption rights contained in Section 5 (including any amendment or modification to Section 4.2(i)(i) of the MLP Partnership Agreement or any of the pro rata provisions);

(f)change the definition of Required Holders, change the provisions of this Section 18 or affect the number or percentage of Senior Holders required to take any action under the Partnership Agreement or this Amendment;

(g)modify Section 10(c) or the protective provisions contained in Section 10 or modify this Section 18;

(h)subject any Senior Holder to any additional obligation; or

(i)amend any side letter listed on Schedule III other than for administrative changes which do not adversely affect any Senior Holder not party to such side letter. The Partnership will not enter into a side letter (other than a side letter listed on Schedule III) with any Initial Holder or other Senior Holder (or any direct or indirect holder of equity interests in any Initial Holder or Senior Holder) after the Effective Date, which would entitle any Initial Holder or other Senior Holder (or any such other direct or indirect holder), including Permitted Transferees of an Initial Holder, to Senior Preferred Additional Amounts, without the unanimous consent of all Senior Holders.

Notwithstanding any provision in this Amendment, (i) Ferrell Buyers shall not have any rights to vote or consent to any amendment, waiver or modification in his capacity as a holder of any Senior Preferred Units or PIK Units, (ii) any Senior Preferred Units or PIK Units held by Ferrell Buyers shall be excluded from the numerator and denominator in determining whether any amendment, waiver or modification is approved, and (iii) any Senior Preferred Units or PIK Units held by Ferrell Buyers shall be excluded from the numerator and denominator in determining any percentage under this Amendment, including any determination of Required Holders.

Section 19.Expenses. For so long as the Senior Preferred Units remain outstanding, the Partnership shall reimburse the Senior Holders for each of their documented reasonable out-of-pocket third-party costs, fees and expenses from time to time in responding to any request for approval under the Partnership Agreement, this Amendment or any side letter to which it is a party, enforcing its rights under the Partnership Agreement, this Amendment or any side letter to which it is a party, and/or amending the Partnership Agreement, this Amendment or any side letter to which it is a party.

Section 20.Side Letters. The Partnership represents that it has not entered into any separate agreements or side letters related to or modifying this Amendment other than those listed on Schedule III.

Section 21.Notices.  All notices, requests and other communications to any Senior Holder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to such Senior Holder in accordance with the notice information provided in Schedule I.

* * * * *

SCHEDULE I

Initial Holders

1

SCHEDULE II

Affiliate Transactions

1.

Term Loan Credit Agreement dated January 8, 2021, pursuant to which Ferrellgas, L.P. extended to Ferrellgas Partners, L.P. an unsecured, non-amortizing term loan in the aggregate principal amount of $19,900,000, which will mature on July 1, 2022.

2.

All employees are managed and controlled by Ferrellgas, Inc., the general partner of Ferrellgas, L.P. Pursuant to the Ferrellgas, L.P. partnership agreement, the general partner is entitled to reimbursement for all direct and indirect expenses incurred or payments it makes on behalf of Ferrellgas, L.P., and all other necessary or appropriate expenses allocable or otherwise reasonably incurred by the general partner in connection with operating the business pursuant to Section 6.4(b) of the Partnership Agreement.

3.

Ferrell Companies, Inc. makes contributions to the Ferrell Companies, Inc. Employee Stock Ownership Plan (“ESOP”), which allows a portion of the shares of Ferrell Companies owned by the ESOP to be allocated to employee accounts over time, as further described in the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2020.

4.	$240,000 annual payment ($20,000 per month) by Ferrell Companies, Inc. to Ferrellgas, L.P. for accounting/management services.

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SCHEDULE III

Side Letters

1.	Letter from Ferrellgas, L.P. to Ares Management, LLC, dated March 30, 2021 concerning certain Additional Amounts and other matters.
2.

Letter from Ferrellgas, L.P. to Keyframe Capital Partners, L.P., Cyrus Capital Partners, L.P., Standard General, and Shenkman Capital Management, Inc. concerning certain Senior Preferred Additional Amounts.

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